Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of organization
CRIC IT Fort Myers LLC	Delaware
GECC GP Corp.	Delaware
Great Elm Capital Management, Inc.	Delaware
Great Elm FM Acquisition, Inc.	Delaware
Great Elm FM Holdings, Inc.	Delaware
Great Elm Opportunities GP, Inc.	Delaware
Openwave Systems Service India Private LTD.	India
Openwave Systems (South Africa) Pty LTD	South Africa
Openwave Technologies Inc.	Delaware
Signalsoft Corporation	California
Solomio Corporation	Delaware